WNC HOUSING TAX CREDIT FUND V, L.P.
                                    SERIES 4
                                [GRAPHIC OMITTED]
                       Supplement Dated November 13, 1996
                        To Prospectus Dated July 26, 1995

         This Supplement is part of, and should be read in conjunction with, the Prospectus of WNC Housing Tax Credit Fund V, L.P., Series 4 ("SERIES 4") dated July 26, 1995 (the "Prospectus"), and the Supplement to Prospectus dated July 1, 1996. Capitalized terms used but not defined in this Supplement have the meanings given to them in the Prospectus.

TABLE OF CONTENTS
                                                                           Page
Status of SERIES 4 Offering..................................................1
Local Limited Partnership Investments........................................1

Supplement Presentation                 Relationship to Prospectus Presentation

Status of SERIES 4 Offering             New Information
Local Limited Partnership Investments   New Information

STATUS OF SERIES 4 OFFERING

     As of the date hereof, SERIES 4 has received subscriptions in the amount of $4,673,900 (4,675 Units), of which $184,500 is represented by Promissory Notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

     Included herein is a discussion of three Local Limited Partnership Interests acquired by SERIES 4. The Apartment Complexes owned by these Local Limited Partnerships are located in two states and are being developed and constructed by three different development teams. Each of the Apartment Complexes has received a reservation of Low Income Housing Credits. While the Fund Manager believes that SERIES 4 is reasonably likely to retain an interest in each of these Local Limited Partnerships, SERIES 4 may not do so as a result of the failure by a Local Limited Partnership to satisfy one or more conditions precedent to the payment of each installment payment, the inability of SERIES 4 to raise additional capital necessary to complete the purchase of the Local Limited Partnership Interests identified herein, the purchase of Local Limited Partnership Interests other than those identified herein, or other factors.
Moreover, the terms of any acquisition may differ from those as described. Accordingly, investors should not rely on the ability of SERIES 4 to acquire an investment in all these Local Limited Partnerships on the indicated terms in deciding whether to invest in SERIES 4.

     SERIES 4 has acquired a Local Limited Partnership Interest in Crescent City Apartments, a California limited partnership ("CRESCENT CITY"); and Ogallalla Apartments I, L.P., a Nebraska limited partnership ("OGALLALLA"); and has acquired one-half of the Local Limited Partnership Interest in Blessed Rock of El Monte, a California limited partnership ("BLESSED ROCK"). WNC Housing Tax Credit Fund V, L.P., Series 3 ("SERIES 3") has acquired the other one-half of the Local Limited Partnership Interest in BLESSED ROCK.

     BLESSED ROCK owns the Blessed Rock of El Monte Apartments in El Monte, California; CRESCENT CITY owns The Surf Apartments in Crescent City, California; and OGALLALLA owns the Ogallalla Apartments in Ogallalla, Nebraska.

     The following tables contain information concerning the Apartment Complexes and the Local Limited Partnerships identified herein:



                                                ACTUAL OR                                                      LOCAL LIMITED YEAR
                                                ESTIMATED     ESTIMATED                           PERMANENT    PARTNERSHIP'S CREDITS
                                                CONSTRUC-     DEVELOP-                            MORTGAGE     ANTICIPATED   TO BE
LOCAL                 PROJECT                   TION          MENT COST    NUMBER OF    BASIC     LOAN         AGGREGATE     FIRST
LIMITED               NAME/NUMBER  LOCATION OF  COMPLETION    (INCLUDING   APARTMENT    MONTHLY   PRINCIPAL    TAX CREDITS   AVAIL-
PARTNERSHIP           OF BUILDINGS PROPERTY     DATE          LAND COST)   UNITS        RENTS     AMOUNT       (1)           ABLE
-----------------------------------------------------------------------------------------------------------------------------------

BLESSED               Blessed        El Monte    August        $9,867,800  136  1BR     $402      $2,600,000    $9,147,920    1997
ROCK                  Rock of El     (Los        1997                      units        $0 (mgr    FENB (3)
                      Monte          Angeles                               1 2BR unit   unit)
                      Apartments     County),                                                     $275,000
                                     California                                                    EMCRA
                      14 buildings                                                                 (4)
                      (2)
                                                                                                  $650,000
                                                                                                   DCF (5)



CRESCENT              The Surf       Crescent      October      $3,251,878  18 Studio             $1,960,000    $2,220,520    1996
CITY                  Apartments     City (Del     1995                     units       $266       CDHCD (7)
                                     Norte                                  37 1BR      $300
                      1 building     County),                               units
                      (2)(6)         California


OGALLALLA             Ogallalla      Ogallalla     March 1997   $1,029,400  10  2BR     $310       $400,000     $723,170      1997
                      Apartments     (Keith                                 units       $390       FNBO (8)
                                     County),                               6 3BR units
                      8 buildings    Nebraska




(1) Low Income Housing Credits are available over a 10-year period. For the year in which the credit first becomes available, SERIES 4 will receive only that percentage of the annual credit which corresponds to the number of months during which SERIES 4 was a limited partner of the Local Limited Partnership, and during which the Apartment Complex was completed and in service. See the discussion under "The Low Income Housing Credit" in the Prospectus.

(2)      Property designed for senior citizens.

(3) Far East National Bank ("FENB") will provide the first mortgage loan for a term of 30 years at an annual interest rate of 8.5%. Principal and interest will be payable monthly, based on a 20-year amortization schedule.

(4) El Monte Community Redevelopment Agency ("EMCRA") will provide the second mortgage loan for a term of 15 years at an annual interest rate of 4%. The loan will be repaid based on residual receipts.

(5) Deferred City Fees ("DCF") will provide the third mortgage loan for a term of 30 years at an annual interest rate of 1%. The loan will be repaid based on residual receipts.

                                       2


(6)      Rehabilitation property.

(7) California Department of Housing and Community Development ("CDHCD") will provide the mortgage loan for a term of 50 years at an annual interest rate of 3%. Principal and interest will be payable annually based on a 50-year amortization schedule.

(8) First National Bank of Omaha ("FNBO") will provide the mortgage loan for a term of 15 years at an annual interest rate of 9%. Principal and interest will be payable monthly based on a 25-year amortization schedule.

El Monte (BLESSED ROCK): El Monte (population 106,000) is in Los Angeles County, California, in the San Gabriel Valley, approximately 12 miles east of downtown Los Angeles. The major employers for El Monte residents are Wells Fargo Bank, Von's Co., Inc. (distribution warehouse), and Sargent-Fletcher (air frames).

Crescent City (CRESCENT CITY): Crescent City (population 4,000) is the county seat of Del Norte County, California, and is on the Pacific coast near the Oregon border on U.S. Highway 101, approximately 370 miles north of San Francisco. The major employers for Crescent City residents are Pelican Bay State Prison, Del Norte Unified School District, and Del Norte County.

Ogallalla (OGALLALLA): Ogallalla (population 5,000) is the county seat of Keith County, in the western part of Nebraska, near the intersection of Interstate Highway 80, U.S. Highway 30 and State Highway 61, approximately 110 miles south of Rapid City, South Dakota. Lake McConaughy, which is the largest lake in Nebraska, is five miles north of Ogallalla, and plays a role in the area economy by generating tourism. The major employers for Ogallalla residents are American Shizuki (capacitors), Ogallalla Electronics Mfg. Co. (electronic and magnetic components) and U.S. Aprons (aprons, dog beds, decoy bags).




                                                                                                                  ESTIMATED
                                                                                                                  ACQUISI-
                                            LOCAL                            SHARING RATIOS:                      TION FEES
                                            GENERAL                          ALLOCATIONS (4)    SERIES 4's        PAYABLE
LOCAL         LOCAL                         PARTNER'S      SHARING RATIOS:   AND SALE OR        CAPITAL           TO
LIMITED       GENERAL        PROPERTY       DEVELOPMENT    CASH FLOW         REFINANCING        CONTRIBUTION      FUND
PARTNERSHIP   PARTNERS       MANAGER (1)    FEE (2)        (3)               PROCEEDS (5)       (6)               MANAGER


BLESSED        Everland,     Professional   $1,061,100     WNC: Greater      98.99/.01/1        $2,581,086        $258,000
ROCK           Inc.          Apartment                     of 30% or         50/50              (9)               (10)
               (7)           Management,                   $12,000
                             Inc. (8)                      LGP: 40% of
                                                           the balance
                                                           The balance:
                                                           50/50



CRESCENT      Crescent City  Crescent City     $311,546    WNC: Greater of   99/1                $1,191,878       $119,000
CITY          Surf,    Inc.  Surf,    Inc.                 15% or $800       50/50
              (11)           (11)                          LGP:  40% of the
                                                           balance
                                                           The balance:
                                                           50/50



OGALLALLA      Most           Retro            $125,550    WNC:  Greater of  98.99/.01/1          $400,905         $40,000
               Worshipful     Management                   15% or $500       50/50
               Prince Hall    Group, Inc.                  LGP:  40% of the
               Grand Lodge    (13)                         balance
               (12)                                        The balance:
                                                           50/50



(1) The maximum annual management fee payable to the property manager generally is determined pursuant to lender regulations. Each Local General Partner is authorized to employ either itself or one of its Affiliates, or a third party, as property manager for leasing and management of the Apartment Complex so long as the fee therefor does not exceed the amount authorized and approved by the lender for the Apartment Complex.

(2) Each Local  Limited  Partnership  will pay its Local  General  Partner or an
Affiliate of its Local General Partner a development fee in the amount set forth, for services incident to the development and construction of the Apartment Complex, which services include: negotiating the financing commitments for the Apartment Complex; securing necessary approvals and permits for the development and construction of the Apartment Complex; and obtaining allocations of Low Income Housing Credits. This payment will be made in installments after receipt of each installment of the capital contributions made by SERIES 4 (and SERIES 3 in the case of BLESSED ROCK).

(3) Reflects the amount of the net cash flow from operations, if any, to be distributed to SERIES 4 (and SERIES 3 in the case of BLESSED ROCK) ("WNC") and the Local General Partner ("LGP") of the Local Limited Partnership for each year of operations. Generally, to the extent that the specific dollar amounts which are to be paid to WNC are not paid annually, they will accrue and be paid from sale or refinancing proceeds as an obligation of the Local Limited Partnership.

(4) Subject to certain special allocations, reflects the respective percentage interests in profits, losses and Low Income Housing Credits of (i) in the case of BLESSED ROCK and OGALLALLA (a) SERIES 4 (and SERIES 3 in the case of BLESSED
ROCK), (b) WNC Housing, L.P., an Affiliate of the Sponsor which is the special limited partner, and (c) the Local General Partner; and (ii) in the case of CRESCENT CITY (a) SERIES 4 , and (b) the Local General Partner.
                                       4

(5) Reflects the percentage interests of (i) SERIES 4 (and SERIES 3 in the case of BLESSED ROCK) and (ii) the Local General Partner, in any net cash proceeds from sale or refinancing of the Apartment Complex, after payment of the mortgage loan and other Local Limited Partnership obligations (see, e.g., note 3), and the following, in the order set forth: the capital contributions of SERIES 4 and (and SERIES 3 in the case of BLESSED ROCK); and the capital contribution of the Local General Partner.

(6) SERIES 4 (and SERIES 3 in the case of BLESSED ROCK) will make their capital contributions to the Local Limited Partnership in stages, with each contribution due when certain conditions regarding construction or operations of the Apartment Complex have been fulfilled. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the Prospectus.

(7)      Everland,  Inc. is a California  corporation  which was formed in 1986. It has acted as developer of projects in El Monte and Rosemead,  California.  The corporation's  president, Tom Y. Lee, is a Certified Public Accountant and one of the founding  organizers and directors of First  Continental Bank in Rosemead.  Everland,  Inc. has represented that, as of June 30, 1996, its total equity was ($382,185);  however,  construction and operating  deficit  guarantees will be provided by Tom Y. Lee. Mr. Lee, age 47, has  represented  that,  as of December 31, 1995,  he had a net worth in excess of $3,500,000.

(8) Professional Apartment Management, Inc. is a California licensed real estate broker which provides full property management services for more than 100 facilities, consisting of more than 5,000 units, and having a combined value of more than $200 million. The company has been managing affordable housing for 26 years, and currently manages approximately 500 tax credit units.

(9)      SERIES 3 will make a capital contribution in the same amount.

(10)     SERIES 3 will pay an acquisition fee to the Fund Manager in the same amount.

(11)     Crescent City Surf,  Inc. is a California  corporation  which was formed in 1993.  William L. Kjelland is the president  of the  corporation.  He has been  involved in the  development  and  management  of five other  subsidized properties  in  California.  The  corporation  has  represented  to  SERIES  4  that  its  net  worth  is  negligible.
Construction  and  operating  deficit  guarantees  will be  provided  by Mr.  Kjelland.  Mr.  Kjelland,  age  86,  has represented to SERIES 4 that, as of May 1, 1996, he had a net worth in excess of $500,000.

(12) Most Worshipful Prince Hall Grand Lodge ("MWPHGL") was formed 103 years ago, and was incorporated in 1982. One of its goals is to foster the development of safe, decent and affordable housing to individuals and families earning less than 60% of the median income of the area. The corporation has represented to SERIES 4 that, as of September 1, 1995, it had a net worth in excess of $3,000,000.

(13)     Retro  Management  Group,  Inc. was formed in 1993.  The company  currently  manages more than 2,200 units of conventional  and  government-financed  apartment  projects in Oklahoma,  Nebraska and Iowa. The company's  principal,
Douglas E. Hiner, has been involved in property management since 1974.

                                       5